Anil Dhirubhai Ambani Group

RECEIVED

2007 MAY -8 A 11:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

25th April, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Co
Division of Corporation Finar
Office of International Corpc
100 F Street, NE
Washington, DC 20549
USA

07023337

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	A letter dated 25th April, 2007 intimating the changes in the Board of the company

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Copy to: Mr Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

Reliance Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055; India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

25th April, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Dear Sirs,

Sub: **Changes in the Board of Reliance Energy Limited**

Pursuant to Clause 30 of the listing agreement, we wish to notify the following changes in the Board of Directors of the Company.

a. In keeping with the highest global standards of corporate governance of separating executive and non-executive positions, the Board of Directors have today re-designated Shri Anil D. Ambani as Chairman of the Board of the Company.

b. The Board also re-designated Shri Satish Seth as Vice Chairman of the Board.

c. Shri Lalit Jalan has been appointed as Whole-time Director on the Board.

Kindly bring the above disclosures to the notice of members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

25th April, 2007

National Stock Exchange of India Limited
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 26598100/14
Facsimile: 2659 8237/38

Dear Sirs,

Sub: **Changes in the Board of Reliance Energy Limited**

Pursuant to Clause 30 of the listing agreement, we wish to notify the following changes in the Board of Directors of the Company.

a. In keeping with the highest global standards of corporate governance of separating executive and non-executive positions, the Board of Directors have today re-designated Shri Anil D. Ambani as Chairman of the Board of the Company.

b. The Board also re-designated Shri Satish Seth as Vice Chairman of the Board.

c. Shri Lalit Jalan has been appointed as Whole-time Director on the Board.

Kindly bring the above disclosures to the notice of members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

RECEIVED

2007 MAY -8 A 11:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

25th April, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	A letter dated 25th April, 2007 intimating about Audited Accounts for the year ended 31st March, 2007and declaration of dividend

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Copy to: Mr Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

25th April, 2007

The Manager
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street,Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Dear Sir,

Sub: **Audited Accounts for the year ended 31st March, 2007 and declaration of dividend.**

In continuation of our letter dated 17h April, 2007,we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended 31st March, 2007 and has recommended Dividend of Rs. 5.30 on fully paid up Equity Shares of Rs.10 each.

We enclose a statement showing the financial particulars for the year ended 31st March, 2007 and would request you kindly to bring the aforesaid information to the notice of your members.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure Date for the payment of final dividend for the year ended 31st March, 2007, if any.

Name of the Company: **Reliance Energy Limited**

Security Code*	**Type of Security & paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
500390*	Equity Shares Rs. 10 paid-up	30th June, 2007 To 10th July, 2007	N.A	To determine the entitlement, if any, for payment of dividend for the year ended 31st March, 2007.

* As per the Stock Exchange, Mumbai

Please note that the Annual General Meeting of the Company will be held on Tuesday 10th July, 2007.

A copy of the Media Release issued in this connection is also enclosed.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

25th April, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
Facsimile: 2659 8237/38

Dear Sir,

Sub: **Audited Accounts for the year ended 31st March, 2007 and declaration of dividend.**

In continuation of our letter dated 17h April, 2007,we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended 31st March, 2007 and has recommended Dividend of Rs 5.30 on fully paid up Equity Shares of Rs.10 each.

We enclose a statement showing the financial particulars for the year ended 31st March, 2007 and would request you kindly to bring the aforesaid information to the notice of your members.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure Date for the payment of final dividend for the year ended 31st March, 2007, if any.

Name of the Company: **Reliance Energy Limited**

Security Code*	**Type of Security & paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
REL*	Equity Shares Rs. 10 paid-up	30th June, 2007 To 10th July, 2007	N.A	To determine the entitlement, if any, for payment of final dividend for the year ended 31st March, 2007.

* As per the National Stock Exchange

Please note that the Annual General Meeting of the Company will be held on Tuesday 10th July, 2007.

A copy of the Media Release issued in this connection is also enclosed.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.
Website:www.rel.co.in

Audited Financial Results for the year ended 31st March, 2007

(Rs. Crore)

Sr. No.	Particulars	Nine Months ended 31-12-2006	Quarter Ended		Year Ended	
			31-03-2007	31-03-2006	31-03-2007	31-03-2006
1	Net Sales of Electrical Energy	2,726.09	884.86	774.93	3,610.95	3,158.19
2	Income from EPC and Contracts	1,352.61	729.39	267.12	2,082.00	840.03
3	Other Income	606.88	275.42	182.40	882.30	609.66
		4,685.58	1,889.67	1,224.45	6,575.25	4,607.88
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	1,103.91	428.52	252.72	1,532.43	1,087.56
	(b) Cost of Fuel	673.23	248.04	209.55	921.27	812.10
	(c) Tax on Electricity	95.10	29.52	27.27	124.62	114.00
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	1,193.49	647.13	211.56	1,840.62	608.61
	(e) Staff Cost	216.87	96.66	42.84	313.53	236.55
	(f) Other Expenses and Provisions	375.42	104.61	104.10	480.03	427.08
5	Interest and Finance Charges	168.03	82.29	47.73	250.32	191.88
6	Depreciation (See Note No 3)	186.60	53.46	89.13	240.06	348.63
7	Profit before Tax	672.93	199.44	239.55	872.37	781.47
8	Provision for Taxation :					
	Current Tax	75.57	14.58	10.62	90.15	85.62
	Deferred Tax	28.08	(0.93)	(21.78)	27.15	(39.33)
	Fringe Benefit Tax	3.75	1.02	0.69	4.77	4.29
	Tax adjustment for earlier years	1.50	(52.65)	80.55	(51.15)	80.55
9	Profit after Tax	564.03	237.42	169.47	801.45	650.34
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	213.17	228.57	212.36	228.57	212.36
11	Reserves including Statutory Reserves excluding Revaluation Reserves				8412.73	6820.51
12	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	26.51 *	10.62 *	8.39 *	37.20	32.70
	- Diluted (Rs.)	25.73 *	10.37 *	8.09 *	36.27	31.46
13	Aggregate of Non-Promoter Share Holding -					
	- No.of Shares	149,803,532	149,803,562	98,984,388	149,803,562	98,984,388
	-Percentage of Share holding	70.29	65.55	46.62	65.55	46.62

RELIANCE Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

Segment-wise Revenue, Results and Capital Employed

(Rs. Crore)

Particulars	Nine Months ended 31-12-2006	Quarter Ended		Year Ended	
		31-03-2007	31-03-2006	31-03-2007	31-03-2006
Segment Revenue					
(Net Sales/Income)					
- Electrical Energy	2,838.15	903.64	801.34	3,741.79	3,249.96
- EPC and Contracts	1,359.12	735.44	281.94	2,094.56	865.45
- Others	0.27	-	3.66	0.27	5.15
Gross Turnover	4,197.54	1,639.08	1,086.94	5,836.62	4,120.56
Less:Inter Segment Revenue	0.30	-	-	0.30	0.15
Net Turnover	4,197.24	1,639.08	1,086.94	5,836.32	4,120.41
2.Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	316.20	7.29	101.48	323.49	363.71
- EPC and Contracts	56.53	66.09	11.92	122.62	121.56
- Others	(0.10)	0.11	2.95	0.01	3.58
Total Segment Results	372.62	73.50	116.35	446.12	488.85
- Interest and Finance Expense	(168.03)	(82.29)	(47.73)	(250.32)	(191.88)
- Interest Income	427.44	172.54	137.95	599.98	461.66
- Other un-allocable Income net of expenditure	40.90	35.69	32.98	76.59	22.84
Profit before Tax	672.93	199.44	239.55	872.37	781.47
3.Capital Employed					
- Electrical Energy	3,241.58	2,842.36	3,067.93	2,842.36	3,067.93
- EPC and Contracts	411.65	422.32	360.90	422.32	360.90
- Others	1.87	1.81	2.19	1.81	2.19
Total Segment Capital Employed	3,655.10	3,266.49	3,431.02	3,266.49	3,431.02

Notes:

1. The Board has recommended a dividend of Rs.5.30 per share on Equity Shares for the year 2006-07.

2. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated 31st May, 2004 as under:

   i. The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit & Loss Account up to 31st March, 2005.

   ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from 1st April, 2004 till the date of payment.

   b. The Company and TPC filed appeals before the Hon'ble High Court of Bombay As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs.313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

   c. Both TPC and the Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed the TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

   d. While disposing of the appeal, ATE has passed an order dated 20th December,2006 as under:

   i. The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs.500 crore.

   ii. TPC to refund Rs.354 crore (inclusive of interest of Rs.15 crore upto 31st March 2004) to the Company plus interest at 10% p.a. commencing from 1st April, 2004 till the date of payment.

   e. TPC filed an appeal in the Hon'ble Supreme Court being Appeal No.415 of 2007. The Hon'ble Supreme Court passed an interim order dated 7th February,2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee of the sum of Rs.227 crore and, in addition, deposit a sum of Rs.227 crore with the Registrar General of the Court which can be withdrawn by the Company subject to the Company giving an undertaking to the Court that in the event of the appeal being decided against the Company, wholly or in part, the amount as may be found refundable by the Company shall be refunded

to TPC without demur together with interest as may be determined by the Court. The Company accordingly withdrew the amount of Rs.227 crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Company has not accounted for the reduction in standby charges liability of Rs.15.60 crore as well as interest amount determined by ATE as payable by TPC to the Company.

3. The Company had revalued its Plant & Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. During the quarter, the Company purchased 51% shareholding in Noida Global SEZ Pvt. Ltd., and 69% shareholding in Mumbai Metro One Pvt. Ltd. Consequently, these companies have also become the subsidiaries of the Company.

5. Wage agreements with unionised employees expired on 30th June,2006 and a new agreement has been executed after the end of the financial year. Pending detailed computation of additional costs arising out of the new wage agreement with unionised employees and also pending final decision in respect of revision in officers remuneration with effect from 1st April, 2006 , a provision on an estimated basis has been made in the accounts for the quarter.

6. The Company has during the quarter ended 31st March, 2007 allotted 1,54,00,000 Equity Shares on conversion of Warrants issued on 2nd August,2005. Accordingly, the paid-up Equity Share Capital of the Company stands increased from Rs.213.17 crore to Rs.228.57 crore and the Share Premium account from Rs.4,431.73 crore to Rs.5298.75 crore

7. The Company, during the quarter ended 31st March, 2007 received 57 investor complaints and they were resolved. There were no complaints pending at the beginning of the quarter.

8. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 25th April, 2007.

9. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 25th April, 2007

Anil D. Ambani
Chairman & Managing Director

RELIANCE Energy

Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED (Consolidated)

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

Audited Consolidated Financial Results for the year ended 31st March, 2007

(Rs. Crore)

Sr. No.	Particulars	Year Ended 31-03-2007
1	Net Sales of Electrical Energy	4,719.00
2	Income from EPC and Contracts	2,112.57
3	Other Income	942.96
		7,774.53
4	Total Expenditure	
	(a) Cost of Electrical Energy purchased	2,338.80
	(b) Cost of Fuel	997.41
	(c) Tax on Electricity	124.62
	(d) Cost of Materials and Sub-contract	
	Charges (EPC and Contracts)	1,870.98
	(e) Staff Cost	384.24
	(f) Other Expenses and Provisions	582.48
5	Interest and Finance Charges	313.02
6	Depreciation	303.21
7	Profit before Tax, Minority Interest and Share of Associates (Profit / (Loss))	859.77
8	Provision for Taxation :	
	Current Tax	93.18
	Deferred Tax	(23.70)
	Fringe Benefit Tax	5.49
	Tax adjustment for earlier years	(51.18)
9	Profit after Tax before Minority Interest and Share of Associates (Profit / (Loss))	835.98
	Share of Associates - Profit / (Loss)	(1.49)
	Minority Interest	(0.01)
10	Profit after Tax after Minority Interest and Share of Associates (Profit / (Loss))	834.48
11	Paid up Equity Share Capital	228.57
	(Face Value Rs. 10/- per Share)	
12	Reserves including Statutory Reserves excluding Revaluation Reserves	8,607.88
13	Earnings per share (On Profit after Taxes, Minority Interest and Share of Associates (Profit / (Loss))	
	- Basic (Rs.)	38.74
	- Diluted (Rs.)	37.74
14	Aggregate of Non-Promoter Share Holding -	
	- No.of Shares	149,803,562
	-Percentage of Share holding	65.55

RELIANCE Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED (Consolidated)

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

Segment Reporting (Consolidated - Audited)

	(Rs. Crore)
Particulars	**Year Ended 31-03-2007**
1. Segment Revenue	
(Net Sales/Income)	
- Electrical Energy	4,889.82
- EPC and Contracts	2,125.31
- Others	0.27
Gross Turnover	7,015.40
Less:Inter Segment Revenue	0.30
Net Turnover	7,015.10
2. Segment Results	
Profit before Tax, Interest, Minority Interest and Share of Associates, from each segment	
- Electrical Energy	355.44
- EPC and Contracts	120.34
- Others	-
Total Segment Results	475.78
- Interest and Finance Expense	(313.02)
- Interest Income	604.97
- Other un-allocable Income	
net of expenditure	92.04
Profit before Tax, Minority Interest and Share of Associates, from each segment	859.77
3. Capital Employed	
- Electrical Energy	4,117.19
- EPC and Contracts	424.63
- Others	15.96
Total Segment Capital Employed	4,557.78

Notes :

1. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on :

   a) Consolidated Financial Statements (AS-21)

   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)

   c) Financial Reporting of Interest in Joint Ventures (AS-27)

Name of the Company	Ownership in %
Subsidiaries:	
Reliance Global Fund And investments Ltd (w.e.f. 26th October,2006)	100
Reliance Energy Transmission Ltd.(w.e.f. 6th October,2006)	51
Reliance Projects Finance Pvt. Ltd.(w.e.f 26th October.2006)	100
Reliance Fund And Leasing Pvt. Ltd.(w.e.f. 26th October,2006)	100
BSES Kerala Power Ltd.(w.e.f. 6th December,2006)	100
Noida Global SEZ Pvt. Ltd.(w.e.f. 6th January,2007)	51
Mumbai Metro One Pvt. Ltd,(w.e.f.28th February,2007)	69
Associates:	
DS Toll Road Ltd.(w.e.f 8th August,2006.)	48.87
NK Toll Road Ltd.(w.e.f. 8th August,2006)	48.66
Reliance Energy Generation Ltd.	50
Reliance Infrastructure Engineers Pvt. Ltd.	50
Reliance Infrastructure Ltd.	41
Reliance Last Mile Communications Pvt. Ltd.	49
Vidarbha Industries Power Ltd.(w.e.f. 9th June,2006)	33.32
Joint Ventures:	
BSES Rajdhani Power Ltd.	26.02
BSES Yamuna Power Ltd.	26.09
Tamilnadu Industries Captive Power Company Ltd.	33.70
Utility Powertech Ltd.	19.80

2. During the year, the Parent Company purchased 81% of the Equity Shares of BSES Kerala Power Limited, 100% shareholding in a) Reliance Global Fund and Investments Limited b) Reliance Projects Finance Private Limited c) Reliance Fund and Leasing Private Limited, 51% shareholding in a) Reliance Energy Transmissions Limited b) Noida Global SEZ Private Limited and 69% shareholding in Mumbai Metro One Private Limited. Consequently, these companies have become the subsidiaries of the Parent Company

3. Pursuant to the Scheme of Amalgamation of Reliance Energy Ventures Limited (REVL) with the Parent Company, each shareholder of erstwhile REVL was entitled to receive 7.5 shares of Rs.10 each fully paid up of the Parent Company for every 100 equity shares held by them in the erstwhile REVL as on the record date determined for the purpose. Accordingly, 9,17,34,781 shares of Rs.10 each fully paid of the Parent Company have been allotted during the year to the shareholders of

erstwhile REVL and 9.09.24,724 shares of the Parent Company held by REVL as Investments have been cancelled. These equity shares rank pari-passu with the existing equity of the Parent Company.

4. The Parent Company has allotted during the year 1,54,00,000 (face value Rs.15.40 crore) Equity Shares on conversion of Warrants issued during the financial year 2005-06.Accordingly, the paid-up Equity Share Capital of the Parent Company stands increased by Rs.15.40crore and the Share Premium account by Rs.867.02 crore.

5. Comparative figures for the previous accounting year are not available since there were no subsidiaries in the previous accounting year and consolidated accounts were not prepared.

6. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 25th April, 2007.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 25th April, 2007

Anil D. Ambani
Chairman & Managing Director

RECEIVED
2007 MAY -8 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

26th April, 2007

Exemption No. : 82-35008

Mr Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated 26th April, 2007 making disclosure under Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : as above

Copy to : Mr Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

26th April 2007

The Manager, DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Tel. No. 2272 2375/1121/1122
Fax No : 2272 2037/2039/2041/2061/3719
BSE Scrip Code: 500390

Dear Sirs

Sub.: Disclosure in terms of Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, kindly find enclosed, in the prescribed format, information about persons holding more than 15% shares or voting rights and promoters or persons having control of over the Company, together with persons acting in concert (PAC) with them as on 31st March 2007.

This is for your information and record.

Yours faithfully,
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

Reliance Energy
· Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

26th April 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel. No. 2659 8235/36, 2659 8100/14
Fax No : 2659 8237 / 38
NSE Code: REL

Dear Sirs

Sub.: Disclosure in terms of Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, kindly find enclosed, in the prescribed format, information about persons holding more than 15% shares or voting rights and promoters or persons having control of over the Company, together with persons acting in concert (PAC) with them as on 31st March 2007.

This is for your information and record.

Yours faithfully,
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Target (Reporting) Company : Reliance Energy Limited

Date of Reporting : March 31 2007

Names of Stock Exchanges where the shares of the Reporting Company are listed : Bombay Stock Exchange Limited
National Stock Exchange of India Limited

GDR's of the Company are listed on : The London Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights (VR's) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company										
	As on March 31 2007		As on March 31 2006		Changes, if any between (A) & (B)	As on Record date for dividend for 2006-2007		As on Record date for dividend for 2005-2006		Changes, if any between (D) & (E)	
Names	No. of shares	%	No. of shares	%	Rs.	Rs.	%	Rs.	%	Rs.	%
	A		B		C	D		E			
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Reliance Energy Limited

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulation								
	As on March 31 2007		As on March 31 2006		Changes, if any between (A) & (B)		As on Record date for dividend for 2006-2007	As on Record date for dividend for 2005-2006	Changes, if any between (D) & (E)
	No. of shares	%	No. of shares	%	No. of shares	%			
	A		B		C		D	E	F
1. Reliance Energy Ventures Limited	-	-	9,09,24,824**	42.82	-90,924,824	-42.82	N.A.	N.A.	N.A.
2. AAA Project Ventures Private Limited	6,39,66,604*	27.99	10,416,000	4.91	53,550,604	23.08			
3. Shri Anil D. Ambani	139,437*	0.06	-	-	139,437	0.06			
4. Smt. Tina A. Ambani	123,812*	0.05	-	-	123,812	0.05			
5. Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D. Ambani)	125,231*	0.05	-	-	125,231	0.05			
6. Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D. Ambani)	7*	0	-	-	7	0			
7. Smt Kokila D. Ambani	274,891*	0.12	-	-	274,891	0.12			
8. Reliance Innoventures Private Limited	864,675*	0.38	-	-	864,675	0.38			
9. Hansdhwani Trading Company Private Limited	3*	0	-	-	3	0			
10. Reliance Capital Limited	1,32,32,086*	5.79	1,19,95,139	6.46	12,36,947	-0.67			
Total	7,87,26,746	34.45	11,33,35,963	54.19	3,46,09,217)	-19.74			

* Allotment of shares (except shares held prior to such allotment) by REL in terms of scheme of Amalgamation and Arrangement between Reliance Energy Ventures Limited, Reliance Energy Limited and their respective shareholders and creditors as sanctioned by the High Court of Bombay vide order dated 23rd June, 2006.

** 9,09,24,824 shares held by REVL extinguished pursuant to the scheme of Amalgamation and Arrangement between Reliance Energy Ventures Limited, Reliance Energy Limited and their respective shareholders and creditors as sanctioned by the High Court of Bombay vide order dated 23rd June, 2006.

Place: Mumbai
Date: 26th April 2007

Reliance Energy Limited

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END